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                     April 3, 2024

       Peter D. Seymour
       Chief Financial Officer
       Douglas Emmett, Inc.
       1299 Ocean Avenue, Suite 1000
       Santa Monica, CA 90401

                                                        Re: Douglas Emmett,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-33106

       Dear Peter D. Seymour:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction